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David Zhang To Call Writer Directly: +852 3761 3318 david.zhang@kirkland.com	Telephone: +852 3761 3300 www.kirkland.com	Facsimile: +852 3761 3301

July 12, 2012

CONFIDENTIAL

Barbara C. Jacobs, Assistant Director

Mark P. Shuman, Branch Chief - Legal

Matthew Crispino, Staff Attorney

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Copy to:

Draft Registration Statement

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          China Mobile Games and Entertainment Group Limited

                                                Confidential Submission of Amendment No. 5 to Registration Statement on Form F-1

Dear Ms. Jacobs, Mr. Shuman and Mr. Crispino:

On behalf of our client, China Mobile Games and Entertainment Group Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we enclose one copy of the Company’s Amendment No. 5 (“Amendment No. 5”) to the draft Registration Statement on Form F-1 (the “Registration Statement”). Amendment No. 5 has been marked to show changes to the Registration Statement confidentially submitted to the Commission on June 29, 2012.

The Company is submitting Amendment No. 5 and this response letter on a confidential basis in accordance with the Jumpstart Our Business Startups Act (the “Act”) and confirms that (i) it is an “Emerging Growth Company,” as defined in the Act, (ii) it has not sold its common stock in an initial public offering pursuant to an effective Securities Act of 1933 registration statement prior to December 8, 2011, and (iii) the Company will publicly

Partners:	Justin M. Dolling	David Patrick Eich	Douglas S. Murning	Nicholas A. Norris	John A. Otoshi
	Dominic W.L. Tsun	Li Chien Wong	David Yun

Chicago	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Shanghai	Washington, D.C.

file the initial confidential submission and all amendments thereto as exhibits to the first registration statement filed with the Commission via EDGAR no later than 21 days prior to the date the Company first conducts a road show for its proposed initial public offering.

As previously discussed with the staff of the Commission, the Company wishes to change the purpose of the transaction from an initial public offering of ordinary shares in the form of American depositary shares (“ADSs”) and listing on a stock exchange, to a distribution of ordinary shares in the form of ADSs by VODone Limited, the controlling shareholder of the Company, to the shareholders of VODone Limited and the listing of these ADSs on a stock exchange, without an offering of securities. The Company wishes to register the distribution in this registration statement on Form F-1. The Company plans to make the distribution and listing in mid-August 2012.

For your convenience, we again set forth below the Company’s responses to the comments contained in the letter dated June 21, 2012 from the staff of the Commission, which responses were originally provided to the Commission on June 29, 2012. The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the staff’s letter. For ease of reference, we have set forth the staff’s comments and the Company’s response for each item below.

Given the timing of the planned distribution, we wish to thank you and other members of the staff for your prompt response to the Company’s request for comments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Factors Affecting Our Results of Operations, page 74

1.                                      Your disclosures on page 75 state that most of your mobile games are offered on a “free-for-trial basis.” In addition, we note your response to prior comment 15 where you state that a mobile game player is given three chances to play a feature phone game for free and when the three chances are used up, he or she could purchase an additional three chances as an in-game premium feature to extend the duration of the game. Elsewhere throughout the filing you state that for your mobile games platforms, users can download feature phone games for free. Please clarify further which of your game platforms provide free games and which provide games on a free-for-trial basis. Also, revise your disclosures here and elsewhere throughout your filing to explain further the free-for-trial basis game play and its impact on the users’ game play experience and on your overall operations.

The Company respectfully submits that all of its feature phone games are either pre-installed or available for free download through the pre-installed application platform and its smartphone mobile social games are free to download. Mobile social games on both feature phones and smartphones are available on a free-to-play basis, allowing users to participate in the game and interact with other users free of charge and users must only pay for performance-enhancing items. For the years presented, mobile social games on feature phones contributed an insignificant amount of revenue to the Group.

Feature phone single-player games are available on a free-for-trial basis. These games are offered in either “chances” or “stages,” depending upon the game. For games offered in chances, a user is given a certain number of chances to play the game for free. When the user uses up these free chances, he or she can purchase additional chances as an in-game premium feature to continue playing at the level they were previously at.  However, as soon as the user exits the game, any unused chances that he or she purchased are forfeited and considered immediately consumed. If the user chooses not to purchase additional chances, their game is over and they must start over at the first level of the game should they wish to play again. For free-for-trial games offered in “stages,” a user is given a certain number of trial stages in which he or she can play the game for free.  When the trial stages are completed, he or she can purchase the right to play the remaining stages of the game as an in-game premium feature. Upon purchase, the remaining stages of the game will be unlocked and the mobile phone player can gain access to all stages repeatedly without additional charges, even if he or she exits the game.  Revenue generated from purchase of the remaining stages of mobile phone games is recognized when goods are delivered based on the unlocking of remaining stages by the mobile phone game player.

In response to the staff’s comment, the Company has revised its disclosure on pages 74, 76-77, 86, 142-143, 145 and F-23 to clarify and explain the free-for-trial basis and its impact on the users’ game play experience and on the Company’s overall operations.

2.                                      We note from your disclosures on page 106 that feature phone game revenues decreased in the first quarter of fiscal 2012 compared to the comparable 2011 period due in part to the mobile network operators increasing their share of the revenues from single-player games. Please describe further, for us, the changes in the mobile network operators’ profit sharing arrangement and tell us when this change took place. Also, tell us how this change may impact your future results of operations. In this regard, to the extent that past performance may not be indicative of future performance due to such changes, tell us how you considered Section III.B.3 of SEC Release No. 33-8350 in determining whether a qualitative and quantitative discussion of these known trends and uncertainties facing the company is required under Item 4(a) of Form F-1 and Item 5.D of Form 20-F.

The Company respectfully submits that because it is not a party to the profit sharing arrangement between mobile network operators and mobile service providers, it is not aware of the specific changes in the profit sharing arrangements between the parties. The Company became aware of these changes during the fourth quarter of 2011. Based on its discussions with these mobile service providers and to the best of the Company’s knowledge, it does not expect further changes to these profit sharing arrangements in the near future.

The Company believes that by disclosing the change in the profit sharing arrangement among the mobile network operators and the mobile service providers as one of the reasons for the decrease in feature phone games revenue from the first quarter of 2011 to the first quarter of 2012 it has met the requirements of Item 5.D of Form 20-F. The Company has added a disclosure of the risks associated with this profit sharing arrangement on page 18 and has clarified its disclosure on page 106 to reflect that the profit sharing arrangement is between the mobile network operators and mobile service providers.

Because the Company currently does not expect further changes to these profit sharing arrangements in the near future, the change is not part of a repeatable pattern as to constitute a trend that would warrant further discussion, other than that it is a single disclosable event, under Item 5.D or Section III.B.3 of SEC Release No. 33-8350.  The disclosure decisions concerning trends generally should involve known trends that would likely to have a material impact on the Company’s results of operations and are likely to occur.  The Company does not believe that this event is indicative, nor does it have sufficient information of the facts and circumstances about the event to determine, that similar future events will likely to occur in the future.

Description of Certain Statement of Operations Items

Smartphone Games, page 79

3.                                      You disclose in this section that the average revenue per paying user account for smartphone single-player games increased in the three months ended March 31, 2012 as compared to the three months ended March 31, 2011 due to a decrease in non-payment by users. Please disclose if you are aware of any reasons for this decrease in nonpayment in the first quarter of fiscal 2012, such as actions taken by you or China Mobile to increase collections from users. Also, please add a risk factor discussing problems that you or your mobile network operators have with collecting payment from users or advise why a risk factor is not required.

In response to the staff’s comment, the Company has revised its disclosure on page 79 to state that the decrease in non-payment by users was a result of action taken by China Mobile. The Company respectfully submits that as the actions China Mobile has taken relate to all of its customers and not just those that are our mobile game players, the Company is unaware of the specific nature of the action taken by China

Mobile as all such dealings were between China Mobile and its customers. In addition, the Company has revised its disclosure on page 18 to discuss the risk of non-payment from the customers of mobile network operators.

4.                                      You disclose that total paying users for smartphone single-player games decreased during the first three months of fiscal 2012 as compared to the first three months of fiscal 2011 due to a decrease in the promotion of your Smartphone single-player games by China Mobile. Please explain in this section why China Mobile decreased promotion of your games and whether you expect this decrease to continue.

In response to the staff’s comment, the Company has revised its disclosure on page 78.

5.                                      We note your response to our prior comment 6 and your revised disclosures on page 80. You state that when calculating the number of paying user accounts for single-player smartphone games you count each monthly subscription to your game bundles or each download through an application store as a single user account. So in essence, a single user account can be counted multiple times in this metric. Given your new methodology, it seems as if “total paying user accounts” may not be an appropriate title for this metric as there could be an assumption that each number represents a single user. Furthermore, you use the same title for the single-player feature phone game, mobile social feature phone game and mobile social smartphone game metrics where it represents the number of user accounts that have made purchases as opposed to the total number of purchases made. Therefore it seems that the measurements are not consistent and using the same title for each may be confusing and/or potentially misleading. Please tell us your consideration for changing the title of the metric used for single player smartphone games to more accurately reflect its measurement.

The Company agrees with the staff that the title “total paying user accounts” does not accurately reflect the measurement as it relates to smartphone single-player games. Therefore, the Company has changed “total paying user accounts” to “total subscriptions” throughout the prospectus as far as the term relates to the number of subscriptions and downloads for its single-player smartphone games.

6.                                      The average revenue per paying user account for single-player smartphone games implies that this metric represents the average revenue generated per user or how you are able to monetize your user base. However, considering the paying user accounts for this category is the number of subscriptions and downloads purchased, the average revenue per paying user account appears to represent the average amount paid for a subscription or download. Consistent with the comment above, please tell us your consideration to change the title of this metric to be more descriptive of what it is measuring or change the inputs to the metric to be consistent with the average revenue per paying user account metric used for smartphone mobile social games, single-player feature phone games and mobile social feature phone games.

The Company agrees with the staff that the title “average revenue per paying user account” does not accurately reflect the measurement as it relates to smartphone single-player games. Therefore, the Company has changed “average revenue per paying user account” to “average revenue per subscription” on pages 14, 61, 79 and elsewhere throughout the prospectus as far as the term relates to the average revenue per subscription or download of its single-player smartphone games.

7.                                      You state in your response to prior comment 6 that the “total paying user accounts,” as determined for your single-player smartphone games, demonstrates the interest in your smartphone single-player games by showing (i) continued subscriptions by existing users and (ii) new subscriptions by new users. Please explain further how this metric provides such information. In this regard, it would seem that disclosing the number of users for your single-player smartphone games along with the total number of subscriptions or downloads purchased for each period could provide beneficial information to investors in understanding how active your user base is. Please tell us your consideration to disclose the number of single-player smartphone game users or explain to us why you do not believe this information is necessary.

The Company respectfully submits that it does not disclose the number of single-player smartphone game users for several reasons. First, this number is not available in a consistent, reliable and accurate manner. In order to provide the number of single-player smartphone game users, the Company would have to make significant adjustments to the data it receives from China Mobile in order to remove double-counting customers and the Company cannot represent as to the accuracy of those adjustments on a consistent basis. The number of total paying user accounts as determined for the Company’s smartphone single-player games (now renamed “total subscriptions”) is provided to the Company from China Mobile, and requires no adjustments and is therefore easy to ascertain and reliable. In contrast, the data provided to us by mobile service providers for feature phone games and mobile network operators for smartphone mobile social games includes the phone numbers of the paying users, making it possible to eliminate double-counting.

Second, the Company believes that the number of subscriptions is a more useful metric for its investors for this type of games because our smartphone single-player games use a subscription model to generate revenue (unlike our feature phone single-player games, which generate revenue by selling in-game items). The metric of total subscriptions incorporates both (i) continued subscriptions by existing users and (ii) new subscriptions by new users, because it is the sum of both of these figures. A decrease in subscriptions by either existing or new customers will greatly affect and likely result in a decrease in the number of total subscriptions, while an increase in total subscriptions is evidence of either maintaining existing users or adding new ones, or both. Therefore, this metric is useful to investors in understanding the performance of the Company’s smartphone single-player games.

Third, total subscriptions better reflects the extent to which interest in the games can be monetized. The Company’s prior method of counting smartphone single-player games showed only the increase in paying users and not the continued interest in its games, which is monetized in monthly subscriptions. As the Company updates its game bundle from time to time by introducing new games, a number that includes continued interests in its game bundle is meaningful in showing interest in the new games it introduces.

Critical Accounting Policies

Share-Based Compensation, page 92

8.                                      Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of FASB ASC 718, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

In response to the staff’s comment, the Company has revised the disclosures on page 99 to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement, for which the Company has inserted placeholders since the estimated IPO offering price has yet to be determined. The Company respectfully advises the staff that the requested disclosure will be completed once the estimated IPO offering price is available.

Our Corporate History and Structure

Our Contractual Arrangements with VIE, page 124

9.                                      The description of the “Exclusive Management, Technology Services and Market Promotion Agreement” as disclosed on page 125 appears to differ from that of your disclosures in Note 1 on page F-10. Please explain these apparent inconsistencies or revise your disclosure accordingly.

In response to the staff’s comment, the Company has revised its disclosure on page 125.

Notes to Consolidated Financial Statements

Note 1. Organization and Basis of Presentation

VIE Arrangement, page F-9

10.                               We note that Circular 45, promulgated November 16, 2011 by the State Administration of Foreign Exchange, expressly prohibits foreign invested entities, or FIEs, including WFOEs, from converting registered capital in foreign exchange into RMB for the purpose of equity investment, granting certain loans, repayment of inter-company loans, or repayment of bank loans which have been transferred to a third party. Further, Circular 45 generally prohibits an FIE from converting registered capital in foreign exchange into RMB for payment of various types of cash deposits. Tell us how Circular 45 restricted the ability of Yitongtianxia to provide the financial support to Yingzheng, if that was a driving factor behind your restructuring. Also, tell us what similar restrictions regarding the use of RMB converted from foreign currency denomination may apply to your plan to have 3GUU fund Yingzheng going forward.

The Company respectfully submits that Yingzheng is engaged in a sector where equity investment by foreign investors is not allowed. Circular 45, among other things, prohibits Yitongtianxia from using its registered capital settled in Renminbi converted from foreign currencies to grant loans to other companies. This restriction may adversely affect Yitongtianxia’s liquidity and its ability to provide financial support to Yingzheng. The Company submits that this is one of the reasons 3GUU BVI replaced Yitongtianxia as the party obligated to fund Yingzheng’s business. Although 3GUU BVI’s provision of financial support to Yingzheng will not be restricted by Circular 45, it may be subject to approvals from the State Administration of Foreign Exchange (“SAFE”) or other relevant authorities, in which case, the proceeds obtained by Yingzheng under 3GUU BVI’s financial support may be used only for approved purposes in accordance with PRC laws and regulations.

11.                               In addition, with regards to the information provided in your response to prior comment 12, please explain further the following:

•                                    Tell us why you believe 3GUU can provide financial support more efficiently than Yitongtianxia and tell us the specific factors considered in such determination. In your response, detail logistically how 3GUU will provide the financial support to Yingzheng, including but not limited to how cash will be transferred, to which corporate entities or individuals acting as intermediaries and how those funds will be transferred to Yingzheng. Citing the appropriate authority, detail the maximum amounts or caps under PRC rules, regulations, circulars and notices, for the distinct periods, i.e., annually, to which these entities and individuals will be subject and how these amounts will work to fund Yingzheng with the amounts necessary;

•                                    Provide us with your analysis, referencing specific clauses of the VIE agreements, of how the agreements confer the authority of the arrangement whereby 3GUU has the obligation to absorb losses of Yingzheng and Yitongtianxia retains the rights of economic return;

•                                    Describe to us the business purpose behind 3GUU having the obligation to absorb losses of the VIE, while Yitongtianxia receives expected residual returns from the VIE;

•                                    Address the assignability of the power of attorney given its irrevocability; and tell us the composition of both 3GUU and Yitongtianxia’s board of directors and tell us how you determined that 3GUU’s board was more representative of the Group’s executive officers.

In response to the first bullet point, the Company respectfully submits that it believes 3GUU BVI can provide financial support more efficiently than Yitongtianxia because Yitongtianxia’s ability to provide financial support is restricted by Circular 45. 3GUU BVI, however, is in many circumstances able to provide certain direct financial support to Yingzheng in a more efficient manner. For example, 3GUU BVI may provide a guarantee to secure a loan borrowed by Yingzheng from a bank in the PRC, subject to the approval of SAFE. To facilitate such a guarantee, Yingzheng may need to apply for a quota from SAFE. However, there are no clear rules or interpretations detailing the procedures and requirements for applying for such approval. Such a loan supported by the guarantee is usually not subject to a legal cap but can be negotiated and agreed between Yingzheng and the relevant bank.

In response to the second bullet point, the Company respectfully submits that 3GUU BVI has the obligation to absorb the expected losses of Yingzheng through the following clause of the supplementary agreement between 3GUU BVI and Yingzheng dated December 16, 2011, whereby Party A represents 3GUU BVI and Party B represents Yingzheng:

“1. Party A hereby agrees and acknowledges that Party A shall be obliged to provide Party B with continuing financial support to meet the capital demands of Party B for its business operation.”

Pursuant to the agreement, 3GUU BVI is obligated to provide continuing financial support to Yingzheng when Yingzheng requests funding for operations.  If Yingzheng sustains an operating loss and cannot repay the fund provided by 3GUU BVI, 3GUU BVI will essentially absorb a majority of Yingzheng’s expected losses.

The exclusive technology services and marketing promotion agreement entered into between Yitongtianxia and Yingzheng was not cancelled upon the change in primary beneficiary on December 16, 2011. Thus, Yitongtianxia continues to provide various technology and market promotion services related to the mobile phone games business to Yingzheng in exchange for a service fee. Yitongtianxia retains the right to receive the expected residual returns of Yingzheng through the following clause of the supplementary agreement amongst Yitongtianxia, Yingzheng, Yongchao Wang, De Liang and Feng Zheng dated August 23, 2011, whereby Party A represents Yitongtianxia:

“5. The technology and marketing service fees as referred to in the Exclusive Technology Services and Market Promotion Services Agreement shall be determined by Party A unilaterally.”

Pursuant to the agreement, Yitongtianxia has the unilateral right to determine the service fee.  It is mutually agreed by Yitongtianxia and Yingzheng that the service fee is determined solely by Yitongtianxia based on the actual services provided. Yitongtianxia has the ultimate and unilateral right to change the fee specified in the agreement.  Since there is no limit set on the maximum amount of the fee charged, there is a mechanism for Yitongtianxia to receive a majority or substantially all of Yingzheng’s expected residual returns.

In response to the third bullet point, the Company respectfully submits that Yitongtianxia has certain management, technical support and market promotion service capabilities. It thus entered into the technical support and management service arrangement with Yingzheng, pursuant to which Yingzheng is required to pay Yitongtianxia the service fee and management fee. Since the management and technical staff are employed by Yitongtianxia, it is reasonable for Yitongtianxia to receive the expected residual returns. However, as stated above, Yitongtianxia is limited in its ability to provide financial support to Yingzheng because of Circular 45. The responsibility to provide financial support to Yingzheng was thus transferred to 3GUU BVI, which as a non-PRC entity is not limited by Circular 45 and can therefore more efficiently provide financial support to Yingzheng. Management believes that this current arrangement can maximize the benefit of the Group as a whole.

In response to the fourth bullet point, the Company respectfully submits that the original power of attorney granted by Yingzheng’s shareholders to Yitongtianxia was irrevocable. However, the subsequent agreement for assignment of the power of attorney from Yitongtianxia to 3GUU BVI was agreed upon and duly executed by Yingzheng’s shareholders, Yitongtianxia, 3GUU BVI, and Yingzheng. According to PRC law, the assignment of the power of attorney reached on the basis of all relevant parties’ agreement is valid and effective.

The composition of the Board of director of 3GUU BVI and Yitongtianxia are as follows:

3GUU BVI	Yitongtianxia
Lijun Zhang	Yongchao Wang
Hendrick Sin
Yongchao Wang
Chun Wang
Feng Zheng
De Liang

Lijun Zhang and Hendrick Sin are directors of CMGE. Chun Wang is the spouse of Lijun Zhang. Yongchao Wang will become CMGE’s director and vice-chairman in July 2012.

Revenue Recognition

Feature Phone Games, page F-24

12.                               We note your response to our prior comment 15. Please further explain how the in-game feature works in extending the duration of the game. In this regard you provided an example in your response whereby a mobile game player is given three chances to play a feature phone game for free. When they have used up their three chances they can purchase an additional three chances as an in-game feature to extend the duration of the game. However, as soon as they exit the game any unused chances that they have purchased would be considered immediately consumed. Explain to us whether these “chances” are time sensitive, where a player is only given a certain amount of time to play the game and the extended duration is purchased so the game will not stop before they choose to exit. If so, how much time does a player have for each free “chance” and how much additional time is given when the extension is purchased. If, however, the games are not time sensitive but would work until a player exits, please explain whether the player is purchasing the opportunity to start the game again after exiting when paying to extend the duration of the game. Also, explain why your policy disclosures indicate that the basic functions of the feature phone games are free to play when they are actually only free for a limited number of plays.

The Company respectfully submits that these “chances” are not time sensitive. As long as the mobile phone game players do not exit the game, he or she can use the purchased chances without any time limitation. However, any unused “chances” cannot be carried forward after the mobile phone game players exit the game. Therefore, the player is not purchasing the opportunity to start the game again after exiting the game but is paying for the continuation of the existing game without having to restart from the beginning.

In response to the staff’s comment, the Company has revised the disclosures in the accounting policy on pages 86 and F-23 to clarify that feature phone single-player games are free-for-trial but not free-to-play.

Note 15. Income Taxes, page F-50

13.                               We note your response to prior comment 20 and your revised disclosures where you indicate that Shenzhen Douwan adopted the methodology of deemed profits basis in 2011. Please explain the reasons for this adoption and tell us why this did not impact your other PRC entities.

The Company respectfully submits that Shenzhen Douwan adopted the methodology of deemed profits basis upon obtaining confirmation of application from the local tax authority in 2011. The Company’s other PRC entities did not apply or adopt the methodology of deemed profits basis since they did not meet the specified criteria in any of the periods presented.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Note 14. Income Taxes, page F-98

14.                               You state here that one of the reasons for the decrease in the effective rate for the three months ended March 31, 2012 compared to the three months ended March 31, 2011 is the reversal of deferred tax liabilities arising from the aggregate undistributed earnings of Yingzheng and the excess of the financial reporting basis over the tax basis of the investment in Yingzheng. However, your disclosures on page F-54 state that such deferred tax liabilities were reversed during the year ended December 31, 2011. We further note your disclosures on page 85 where you state that these deferred tax liabilities were reversed during the year ended December 31, 2011 and for the first three months of 2012. Please explain how these liabilities can be reversed in two different periods or revise your disclosures accordingly.

In response to the staff’s comment, the Company has revised the disclosures on pages 83 and F-97 to clarify the reasons for the changes in the effective rate for the year ended December 31, 2011 and the three months ended March 31, 2012.  The deferred tax liabilities arising from the aggregate undistributed earnings of Yingzheng and the excess of the financial reporting basis over the tax basis of the investment in Yingzheng were only reversed once during the year ended December 31, 2011.

*         *         *

If you need additional copies or have any questions regarding the Registration Statement, please give me a call at +852 3761 3318 (work) or +852 9124 8324 (cell) or Benjamin Su at +852 3761 3306 (work) or +852 9881 9371 (cell).

Thank you for your time and attention.

Very truly yours,

David T. Zhang
of Kirkland & Ellis International LLP

Enclosures

cc:                                 Hendrick Sin, Director, China Mobile Games and Entertainment Group Limited
Ken Chang, China Mobile Games and Entertainment Group Limited
Benjamin Su, Esq., Kirkland & Ellis International LLP
Ringo Choi, Partner, Ernst & Young Hua Ming